Grizzlies Limited Liability Co. DBA Pyro's Pastrami

Statement of Cash Flows
October - December, 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-2,091.84
Adjustments to reconcile Net Income to Net Cash provided by operations:	
2240 Sales Tax Payable	1,792.62
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**1,792.62**
Net cash provided by operating activities	**$ -299.22**
FINANCING ACTIVITIES	
3010 Start Up Gifts	2,000.00
3020 Owner's Pay & Personal Expenses	2,064.45
Net cash provided by financing activities	**$4,064.45**
NET CASH INCREASE FOR PERIOD	**$3,765.23**
Cash at beginning of period	4,208.20
CASH AT END OF PERIOD	**$7,973.43**